                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934

                               MEDGRUP CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    584368104
                                 (CUSIP Number)

                               RICHARD K. KNEIPPER
                          CHIEF ADMINISTRATIVE OFFICER
                        PROVIDER HEALTHNET SERVICES INC.
                         15851 DALLAS PARKWAY, SUITE 925
                              ADDISON, TEXAS 75001
                                 (972) 701-8042
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 with a copy to:

                           Stephen L. Fluckiger, Esq.
                           Jones, Day, Reavis & Pogue
                               2727 North Harwood
                               Dallas, Texas 75201
                                 (214) 220-3939

                                 MARCH 26, 2002
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (continued on following pages)

-------------------
CUSIP NO. 584368104                    13D
-------------------
--------------------------------------------------------------------------------
1       Name of Reporting Person

        Provider HealthNet Services Inc.
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group               (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3       SEC Use Only

--------------------------------------------------------------------------------
4       Source of Funds

        WC, OO, SC
--------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to Item
        2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
     Number of                 7      Sole Voting Power

       Shares                         0
                               -------------------------------------------------
     Beneficially              8      Shared Voting Power

      Owned by                        3,350,000(1)
                               -------------------------------------------------
        Each                   9      Sole Dispositive Power

      Reporting                       0
                               -------------------------------------------------
     Person With               10     Shared Dispositive Power

                                      0
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        3,350,000(1)
--------------------------------------------------------------------------------
12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        56.8%(1)(2)
--------------------------------------------------------------------------------
14      Type of Reporting Person

        CO
--------------------------------------------------------------------------------

----------

(1) Beneficial ownership of the common stock of MedGrup Corporation is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Option Agreement described in Items 3 and 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the filing person that it is the beneficial owner of any of the shares of common stock of MedGrup Corporation referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Based on 5,899,777 shares of common stock, par value $0.001 per share, of MedGrup Corporation outstanding as of March 26, 2002.

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock"), of MedGrup Corporation, a Colorado corporation ("MGC"). MGC's principal executive office is located at 1824 Woodmoor Drive, Suite 102, Monument, Colorado 80132.

ITEM 2. IDENTITY AND BACKGROUND.

                  (a) This Schedule 13D is filed by Provider HealthNet Services Inc. ("PHNS").

                  (b) The principal office of PHNS is located at 15851 Dallas Parkway, Suite 925, Addison, Texas 75001.

                  (c) PHNS is a Delaware corporation that is principally engaged in the business of providing information technology, medical records, transcription, coding, accounts receivable management and other business process outsourcing services to the healthcare industry.

                  (d) PHNS has not, and, to the best of its knowledge, none of the persons listed on Schedule A hereto has, during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) PHNS has not, and, to the best of its knowledge, none of the persons listed on Schedule A hereto has, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of PHNS are set forth on Schedule A hereto, which Schedule A is incorporated herein by reference.

         As a result of entering into the Option Agreement described in Items 3 and 4 below, PHNS may be deemed to have formed a "group" with the Majority Shareholders (as defined in Item 3 below) for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13d-5(b)(1) thereunder. PHNS expressly declares that the filing of this Schedule 13D not be construed as an admission by it that it has formed a group with the Majority Shareholders.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On March 26, 2002, MGC, PHNS and MGC Acquisition Corp., a wholly-owned subsidiary of PHNS ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). In connection with the Merger Agreement and as an inducement for PHNS and Merger Sub to enter into the Merger Agreement, William
D. Cronin ("WDC") and Margaret M. Cronin ("MMC" and, together with WDC, the "Majority Shareholders"), who together are the beneficial owners of an aggregate of 3,350,000 shares of Common Stock (together with any shares of Common Stock subsequently acquired by the Majority Shareholders, the "Shareholder Shares"), entered into an Option and Voting Agreement with PHNS on March 26, 2002 (the "Option Agreement"). The terms of the Merger Agreement and the Option Agreement are summarized in Item 4 below.

         PHNS estimates that the total amount of cash and PHNS Class B Common Stock (as defined below) required to purchase all of the shares of Common Stock pursuant to the exercise of the Option (as such term is defined below) and the Merger, will be approximately $14.5 million ($24.5 million if the maximum aggregate Earn-Out Payments (as defined in Item 4 below) are made), including estimated transaction expenses of $0.5 million. Merger Sub will obtain from PHNS all funds necessary to complete the Merger. PHNS currently expects to obtain the necessary funds from available cash, working capital borrowings under PHNS' existing $30,000,000 credit agreement with JP Morgan Chase Bank and the Technology and Life Sciences Group of Comerica Bank, and future cash flow from MGC's operations. Neither the exercise of the Option nor the Merger is conditioned upon any financing being obtained. PHNS has not paid any additional consideration to the Majority Shareholders in connection with the execution and delivery of the Option Agreement.

ITEM 4. PURPOSE OF TRANSACTION.

         (a) - (g) and (j)

         Merger Agreement

         Pursuant to the Merger Agreement, Merger Sub will merge with and into MGC, with MGC as the surviving corporation (the "Merger"). The effectiveness of the Merger is conditioned upon certain events, including receipt of an opinion of MGC's financial advisor that the consideration being offered to the shareholders of MGC (other than the Majority Shareholders) is fair from a financial point of view, satisfactory completion of a due diligence investigation of MGC by PHNS within 30 days after the date of the Merger Agreement, and the approval of the Merger Agreement by holders of (i) a majority of the outstanding shares of Common Stock and (ii) a majority of the outstanding shares of Common Stock other than the Shareholder Shares that are present and voting at a special meeting of MGC shareholders called to vote on the Merger Agreement. If such conditions are met, upon the effectiveness of the Merger each share of Common Stock, other than the Shareholder Shares and any other shares of Common Stock held by MGC, PHNS, Merger Sub or any subsidiary of PHNS or Merger Sub, will be converted into the right to receive $2.2465 per share in cash, without interest (the "Merger Consideration"). The Merger Consideration is subject to adjustment based on the financial performance of MGC and the capitalization of MGC at the time of the closing of the Merger.

         Upon consummation of the Merger, the directors and officers of Merger Sub shall be as set forth in the Merger Agreement, the articles of incorporation of Merger Sub shall be the articles of incorporation of the surviving corporation and the by-laws of Merger Sub shall be the by-laws of the surviving corporation.

         Option Agreement

         Pursuant to the Option Agreement, the Majority Shareholders have granted PHNS an option (the "Option") to purchase the Shareholder Shares (and any other shares of Common Stock subsequently issued to or acquired by the Majority Shareholders). The exercise price for the Option is $1.2537 per share in cash and $0.8358 per share in shares of PHNS' Class B Common Stock, par value $.01 per share (the "PHNS Class B Common Stock"). The exercise price may be adjusted based on the financial performance of MGC. The shares of PHNS Class B Common Stock issuable upon exercise of the Option are subject to certain vesting conditions based on the future financial performance of MGC. Additionally, PHNS has agreed, for a period of four years following the purchase of the Shareholder Shares pursuant to the Option, to pay certain additional consideration to the Majority Shareholders based upon MGC meeting certain revenue growth and EBITDA targets (the "Earn-Out Payments"). Earn-Out Payments will generally be paid 40% in cash and 60% in shares of PHNS Class B Common Stock (valued at the greater of $8.13 and the then fair market value of PHNS Class B Common Stock). The maximum aggregate amount of Earn-Out Payments is $10,000,000. All shares of PHNS Class B Common Stock issuable to the Majority Shareholders upon exercise of the Option or in connection with the Earn-Out Payments are subject to a right of PHNS to repurchase such shares in the event that the person entitled to an Earn-Out Payment is no longer employed by PHNS or MGC following completion of the transactions.

         The Option Agreement provides that PHNS may only exercise the Option, in whole but not in part, on or before the earlier to occur of (i) the expiration of a ten day period commencing upon the first to occur of (x) delivery to PHNS of notice from MGC that MGC has received votes cast at, or proxies for, the MGC shareholders' meeting held to adopt the Merger Agreement that either constitute, or preclude constitution of, the Requisite Shareholder Vote (as such term is defined in the Merger Agreement) and (y) termination of the Merger Agreement in accordance with its terms, and (ii) July 31, 2002. PHNS has agreed to exercise the Option in the event that the Requisite Shareholder Vote is obtained.

         The Option Agreement further provides that the Majority Shareholders will vote their shares of Common Stock: (i) in favor of the acquisition of all of the capital stock of MGC by PHNS and the approval and adoption of the Merger Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any material respect of any provision of the Option Agreement or the Merger Agreement or any other action or agreement that is inconsistent with or that is reasonably likely to impede, interfere with, delay, postpone or attempt to discourage the transactions contemplated by the Option Agreement or the Merger Agreement; and (iii) except as otherwise agreed to in writing by PHNS, against any competing acquisition proposal or any other action or agreement that is inconsistent with or that is reasonably likely to impede, interfere with, delay, postpone or attempt to discourage the acquisition of all of the capital stock of MGC by PHNS, including but not limited to: (A) any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving MGC; (B) any sale or transfer of all or a material amount of assets of MGC; (C) any change in the management of MGC or the MGC Board of Directors; (D) any material change in the present capitalization or dividend policy of MGC; or (E) any other material change in MGC's corporate structure or business. Additionally, the Majority Shareholders have granted an irrevocable proxy to PHNS that entitles PHNS to vote the Shareholder Shares in the manner described above.

         The foregoing summaries of the Merger Agreement and the Option Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements incorporated by reference or attached hereto as Exhibits 1 and 2, respectively.

         (h) Not Applicable

         (i) Termination of Registration Under the Exchange Act. The shares of Common Stock are currently registered under the Exchange Act. In the event that PHNS exercises the Option and the Merger becomes effective, PHNS intends to promptly initiate steps to terminate such registration pursuant to Section 12(g)(4) of the Exchange Act. Termination of registration of the Common Stock under the Exchange Act would reduce the information that MGC must furnish to its stockholders and to the Securities and Exchange Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with shareholders meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to shareholders, no longer applicable with respect to Common Stock. In addition, if shares of Common Stock are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going-private" transactions will not apply to MGC. Furthermore, the ability of "affiliates" of MGC and persons holding "restricted securities" of MGC to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the shares under the Exchange Act were terminated, such shares would no longer be eligible for quotation in the National Association of Securities Dealers OTC Bulletin Board.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of the date hereof, neither PHNS nor Merger Sub owns any shares of Common Stock. However, as a result of entering into the Option Agreement with the Majority Shareholders, PHNS possesses shared power to vote or to direct the vote of, and therefore may be deemed to beneficially own, 3,350,000 shares of Common Stock, or approximately 56.8% of the issued and outstanding shares of Common Stock as of March 26, 2002.

         Although PHNS may be deemed to have the power to vote or direct the vote of the Shareholder Shares in accordance with the terms of the Option Agreement, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that PHNS is the beneficial owner of the Shareholder Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed. PHNS does not, and, to the knowledge of PHNS, none of the persons listed on Schedule A attached hereto, beneficially own any shares of Common Stock other than as set forth herein.

         (c) Except as set forth in this Schedule 13D, no transactions in the Common Stock were effected by PHNS or, to the best knowledge of PHNS, any of the persons listed on Schedule A attached hereto, during the 60-day period preceding the date of this Schedule 13D.

         (d) Pursuant to the terms of the Option Agreement the Majority Shareholders will distribute 50% of the Earn-Out Payments to certain MGC officers and managers on terms and conditions to be mutually agreed upon by the Majority Shareholders and PHNS.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in this Schedule 13D, to the knowledge of PHNS there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among PHNS and the persons listed on Schedule A hereto, and between any of such persons and any other person with respect to any securities of MGC, including but not limited to the transfer or voting of any of the securities of MGC, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of MGC.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following are filed herewith as Exhibits to the Schedule 13D:

              Exhibit No.                    Description
              -----------                    -----------
                  1        Agreement and Plan of Merger, dated as of March 26,
                           2002, by and among Provider HealthNet Services Inc.,
                           MGC Acquisition Corp. and MedGrup Corporation
                           (incorporated by reference to Exhibit 2.2 to MGC's
                           Annual Report on Form 10-KSB for the fiscal year
                           ended December 31, 2001).

                  2        Option and Voting Agreement, dated as of March 26,
                           2002, by and among Provider HealthNet Services Inc.,
                           William D. Cronin and Margaret M. Cronin.

                  3        Press Release, dated March 26, 2002

                            [SIGNATURE PAGE FOLLOWS]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  April 5, 2002                         PROVIDER HEALTHNET SERVICES INC.



                                              By: /s/ Richard K. Kneipper
                                                 ------------------------------
                                                 Richard K. Kneipper
                                                 Chief Administrative Officer

                                   SCHEDULE A

                     CERTAIN INFORMATION REGARDING DIRECTORS
           AND EXECUTIVE OFFICERS OF PROVIDER HEALTHNET SERVICES INC.

         Set forth below are the names, positions with PHNS, business addresses and principal occupations of the directors and executive officers of PHNS. Each individual named below is a United States citizen.

        Name, Position(s) Held and Business Addresses                      Present Principal Occupation
        ---------------------------------------------                      ----------------------------
        Charles M. Young                                                   Chairman of the Board, Chief
        Chairman & Chief Executive Officer, Director                       Executive Officer and Director,
        Provider HealthNet Services Inc.                                   Provider HealthNet Services Inc.
        15851 Dallas Parkway, Suite 925
        Addison, TX 75001

        Richard K. Kneipper                                                Chief Administrative Officer,
        Chief Administrative Officer, Director                             Secretary and Director, Provider
        Provider HealthNet Services Inc.                                   HealthNet Services Inc.
        15851 Dallas Parkway, Suite 925
        Addison, TX 75001

        Christopher James Crosby                                           Private Equity Investor
        Director
        Nautic Partners, LLC
        50 Kennedy Plaza, 12th Floor
        Providence, RI  02903

        Thomas J. Flynn                                                    Private Equity Investor
        Director
        Ferrer Freeman & Company, LLC
        10 Glenville Street
        Greenwich, CT  06831

        David A. Freeman                                                   Private Equity Investor
        Director
        Ferrer Freeman & Company, LLC
        10 Glenville Street
        Greenwich, CT  06831

        Name, Position(s) Held and Business Addresses                      Present Principal Occupation
        ---------------------------------------------                      ----------------------------

        Scott F. Hilinski                                                  Private Equity Investor
        Director
        Nautic Partners, LLC
        50 Kennedy Plaza, 12th Floor
        Providence, RI  02903

        William Richard Holman                                             Hospital Administrator
        Director
        General Health System
        8585 Picardy Avenue
        Baton Rouge, LA  70809

        Max Dale Hopper                                                    Principal/President, Max D. Hopper
        Director                                                           Associates, Inc.
        Max D. Hopper Associates, Inc.
        1950 Stemmons Fwy, Suite 5001
        Dallas, TX  75207

        Philip A. Incarnati                                                President/CEO
        Director                                                           McLaren Health Care Corporation
        McLaren Health Care Corporation
        G-3235 Beecher Road, Suite B
        Flint, MI  48532

        Jeff L. Ott                                                        Private Equity Investor
        Director
        Gryphon Investors, Inc.
        One Embarcadero Center, Suite 2750
        San Francisco, CA 94111

        Jack W. Wagner                                                     Executive Vice President & Chief
        Director                                                           Financial Officer, Adventist
        Adventist HealthCare, Inc.                                         HealthCare, Inc.
        1801 Research Blvd., Suite 300
        Rockville, MO 20850

        Name, Position(s) Held and Business Addresses                      Present Principal Occupation
        ---------------------------------------------                      ----------------------------

        Charles R. Weeks                                                   Retired; Former Chairman of
        Director                                                           Citizens Banking Corporation, and
                                                                           Chairman of McLaren Health Care
        9695 Crescent Beach Road                                           Corporation
        Sand Point, MI  48755

                               INDEX TO EXHIBITS

 Exhibit No.                  Description
 -----------                  -----------
      1        Agreement and Plan of Merger, dated as of March 26,
               2002, by and among Provider HealthNet Services Inc.,
               MGC Acquisition Corp. and MedGrup Corporation
               (incorporated by reference to Exhibit 2.2 to MGC's
               Annual Report on Form 10-KSB for the fiscal year
               ended December 31, 2001).

      2        Option and Voting Agreement, dated as of March 26,
               2002, by and among Provider HealthNet Services Inc.,
               William D. Cronin and Margaret M. Cronin.

      3        Press Release, dated March 26, 2002